1.	ORGANIZATIONS, DESCRIPTION OF BUSINESS AND BASIS OF
	PRESENTATION

 	ABG was incorporated in Delaware on
November 15, 1996. Its main business was to purchase and manage radio stations or other media operations.
It first operated a radio station in Naple, Florida under an installment purchase agreement. All active operations of ABG ceased during 1999. On
February 15, 2002, an Indiana corporation of the same name was formed with assets and liabilities of the Delaware entity transferred thereto except for the tax loss carryforward. The Delaware entity became a shell with no asset or liability. The Company has provided a full valuation allowance against the tax loss carryforward for ABG's past operations.

	Emission Controls Corp. (ECC) was incorporated
in the state of Nevada on September 3, 1997. ECC's principle activity is to license patents that when used properly would
significantly reduce the pollutions 	emitted from the
exhaust of internal combustion engines. ECC has been in the development stage since inception.

	ECC signed an agreement to merge with Alliance Broadcasting Group, Inc. (ABG) on November 30, 2001.
ABG had no assets and the surviving entity is ABG, which changed its name to Emission Controls Corp. (the "Company"). The merger became effective February 15, 2002 (Note 9) when the Company filed the Articles of Merger in the state of Delaware. The Company continues to be in the development stage. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies.

Basis of presentation

	The Company has prepared the accompanying unaudited consolidated financial statements included herein without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the December 31, 2002 audited financial statements and the accompanying notes thereto. While management believes the procedures followed in preparing these financial statements are reasonable, the accuracy of the amounts are in some respects dependant upon the facts that will exist, and procedures that will be accomplished by the Company later in the year. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. In management's opinion all adjustments necessary for a fair presentation of the Company's financial statements are reflected in the interim periods included.

2.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

	On April 30, 2003, the FASB issued FASB Statement
No. 149 ("SFAS 149"), "Amendment of Statement 133 on
Derivative Instruments and Hedging Activities". FAS 149
amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB
Statement No. 133 ("SFAS 133"), Accounting for Derivative
Instruments and Hedging Activities.

	SFAS 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003.
The guidance is to be applied prospectively. The adoption of this pronouncement does not have a material effect on the earnings or financial position of the Company.

	On May 15 2003, the FASB issued FASB Statement
No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by
now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 affects an entity's classification of the following freestanding instruments:
a) Mandatory redeemable instruments b) Financial
instruments to repurchase an entity's own equity
instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatorily redeemable financial instruments are subject to the provisions of SFAS 150 for the fiscal period beginning after December 15, 2003.
The adoption of this pronouncement does	not have a material
effect on the earnings or financial position of the Company.

3.	RECEIVABLES FROM OFFICERS AND SHAREHOLDER

	Per purchase agreement for certain technology, the Company advanced $32,000 for operating capital during 2002. The Company agreed to provide $16,000 a month commencing November 1, 2002 until April 15, 2003 until the Company stock can be registered as free trading stock. At said date, the seller will return a number of shares which would equate the operating capital provided and valued at the market value of the stock at that date. The Company also has advanced to an officer $10,005 during the year ended December 31, 2002.

	During the six months ended June 30, 2003, the company advanced a total of $70,000 to a shareholder. Such note is unsecured and bears interest at a rate of six percent.
Total interest for the period amounted to $1,050.

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2003:

Furniture and computer equipment                        $  7,824
Computer & Software	              		          11,516
Shop/Lab equipment	                    	          47,187
Vehicles	                    		          55,300
Less:  Accumulated depreciation and amortization         (35,286)
						       $  86,541

5.	INTANGIBLES

	In December 2002, the Company purchased a patent for fuel economizer for $25,000.

	On April 9, 2002, the Company entered in to a license
agreement for fuel management	system for $200,000 and purchased
a certain technology from an individual by issuing 600,000 shares of the Company's common stock valued at $540,000 and to pay 3% royalty of gross sales of each manufactured apparatus shipped to customers and 3% markup over cost of manufacturing on all replacement parts manufactured for the Company by seller.

	During the year 2002, the Company recorded $50,796 for enhancement cost of the technology. An additional $43,568 was added during the six months ended June 30, 2003.

	The amortization of these intangible assets was $81,780 for the six months ended June 30, 2003.

6.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

				                       	June 30,
					   		  2003
	Accounts payable-trade		                $169,576
	Deposit on stock purchase		       	   1,000
	Accrued expense-litigation		      	 331,605
	Accrued interest			       	  20,263
							$522,444

7.   	NOTES PAYABLE

	The Company has a note payable related to purchase of patents with an outstanding balance of $250,000 as of December 31, 2002 and $225,000 as of June 30, 2003 (Note 2). The
note is unsecured and bears an interest rate of 6% per year.
The interest for the year ended December 31, 2002 and for the six months ended June 30, 2003 amounted to $15,000 and $7,500, respectively. The note matures on June 30, 2005.

8.   	STOCKHOLDERS' EQUITY

     	Common Stock Class A:

	During the year ended December 31, 2001, 63,700 shares were issued for cash amounting $29,350. In addition, 450,000 shares were issued for a subscription amounting $150,000. The Company received $69,742 by December 31, 2001 and remaining amount of $80,258 was recorded as subscription receivable.

	During the year ended December 31, 2002, the following stock transactions were recorded after the effect of 1:4 forward splits on July 16, 2002 and December 4, 2002;

	Per merger agreement with ECC, the Company effected 300:1 reverse split on February 15, 2002 which resulted the balance of 1,067,312 shares and issued 64,000,000 shares to ECC shareholders and options to purchase 20,000,000 shares at $.01 per share, 16,000,000 shares at $.20 per share and 3,200,000 shares at $.50 to ABG shareholders. All of these shares were issued.

	10,404,504 shares were issued for cash amounting $1,110,450. 5,200,000 shares were issued for compensation amounting $292,500.
	400,000 shares were issued for director's fees for $788,000, but these shares are to be cancelled based on board resolution. 9,600,000 shares were issued for purchase of an intangible asset amounting $540,000.
	1,337,136 shares were issued for subscription amounting $41,784. 32,000 shares were issued for development cost amounting $2,000. 10,800,000 shares were issued to an officer, but these shares are to be cancelled.
	1,200,000 shares were issued to be held in an escrow account.

	The Company received cash of $383,157 for shares to be issued as of December 31, 2002.

	During the six months ended June 30, 2003, the Company recorded the following stock transactions:

	1,949,104 were issued for cash totaling $1,258,564 of which $383,157 was received the prior year. 20,000 shares were issued for consulting services totaling $$40,000. 10,800,000 shares issued to an officer in the prior year were cancelled.

	The value of the shares issued was based on the cash purchase price of the closest date to the transaction date.

	Common Stock Class B:

	During the year 2002, the Company issued total of 8,000,000 shares of Class B common stock to an officer of the Company and recorded at par value of $.0005 per share amounting $4,000. The holder of Class B common stock is entitled to 10 votes for each share held. The Class B common stock is not convertible into Class A common stock.

	Subscription receivable

	The Company issued 450,000 shares for a subscription of $150,000 in 2001. Through December 31, 2001, $69,742 was received and the remaining $80,258 was recorded as subscription receivable.

	During the year 2002, 1,337,136 shares were issued for subscription amounting $41,784.

	Shares to be issued

	The Company received cash of $383,157 for shares to be issued as of December 31, 2002. All such shares were issued during the six months ended June 30, 2003.

	Shares to be cancelled

	The Company issued 400,000 shares for directors' fees amounting $788,000 and 10,800,000 shares to an officer during the year 2002. Based on the board resolution in December 2002, these shares were cancelled subsequent to December 31, 2002.

	During the six months ended June 30, 2003, 10,800,000 shares issued to an officer in the prior year were cancelled.

	Stock-based compensation

	The Company did not issue options for stock during the six month period ended June 30, 2003.

9.     	INCOME TAXES

	No provision was made for income taxes since the Company has significant net operating loss carryforwards. At June 30, 2003, the Company has a net operating loss carryforward for federal tax purposes of $6,287,142. Differences between financial statement and tax losses consist primarily of amortization allowance were immaterial at June 30, 2003. The net operating loss carryforwards may be used to reduce taxable income through the year 2023. The availability of the Company's net operating loss carryforwards are
subject to limitation since there was a more than 50% change in	the
ownership of the Company's stock due to the merger.

	The Company has deferred tax assets of $2,514,857 at June 30, 2003 relating to its net operating losses. A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company provided a 100% valuation allowance for these deferred tax assets.

10.   	RELATED PARTY TRANSACTIONS

	In September 1997, the Company acquired certain patent rights for apparatus and method for supplying fuel to internal combustion engines, in exchange for 4,000,000 shares of common stock and a promissory note for $10,000,000 with interest rate of 8% from a related company with a common officer. In the same year, this patent was returned and the promissory note and the accumulated interest were cancelled. The issuance of shares was recorded with no value since the Company has just started.

	In October 2001, ECC purchased a patent for fuel management system from TransGlobal Technologies in exchange for 250,000 shares of common stock and a promissory note of $250,000, which bears no interest. TransGlobal is a related company with a common officer. This patent was written off as impairment of intangible assets as of December 31, 2001 as the management determined that the patent had no value as of December 31, 2001.

	During the year 2001, the Company recorded $6,000 per month management fees to Crowe Foundation which the officer of the Company is the trustee of the Crowe Foundation. The Company had a liability balance of $129,956 to Crowe Foundation as of December 31, 2001 and 2002. Subsequent to June 30, 2003, this liability was forgiven upon termination of the employment contract.

11.	GOING CONCERN

      	The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Through June 30, 2003, the Company had incurred cumulative losses of $3,413,621 which includes losses of $1,420,132 for the year ended December 31, 2002 and $582,854 for the six months ended June 30, 2003. The Company's successful transition from a development stage company to attaining profitable operations is dependent upon obtaining financing adequate to fulfill its research and development activities, production of its equipment and achieving a level of revenues adequate to support the Company's cost structure. Management's plan of operations anticipates that the cash requirements for the next twelve months will be met by obtaining capital contributions through the sale of common stock and cash flow from operations. In that regard, effective February 15, 2002, the Company merged with ABG (Note 13). However, there is no assurance that the Company will be able to implement its plan.

12.	CONTINGENT LIABILITIES AND COMMIMENT

	Contingent liabilities:

	Pursuant to the merger agreement between ABG-Delaware (ABG) and ECC (NOTE 12) effective February 15, 2002, ABG assigned all liabilities to ABG-Indiana and ABG-Indiana agreed to assume such liabilities and hold ABG-Delaware harmless from such liabilities and claims. However, the creditors have not agreed to release of New ECC from these obligations for the following claims.

	Theatre Associates, Ltd. V. Alliance Broadcasting Group, Inc.

	Judgment in the amount of $16,556 was rendered. This judgment has been settled pursuant to an assignment of promissory note payment agreement which assigns the rights to receive note payments or other benefits under a $300,000 note payable to ABG dated September 9, 2002 to assignee Theatre Associates, Ltd. to the extent of the $16,556 judgment.

	Claim for unpaid legal fees of $26,000. No Litigation has been filed.

	Claim for unpaid legal fees of $18,589. No settlement has occurred.

	Claim for unpaid legal fees of $12,000. No settlement has occurred, but payments are being made.

	Claim for unpaid accounting fees of $103,448.75. No
	Litigation has been filed, but settlement is being negotiated.

	Claim for unpaid accounting fees of $5,000. No Litigation has been filed.

	Claim of Internal Revenue Services in the approximate amount of $150,000 for ABG (Indiana).

	All of these liabilities were accrued in the financial statements as of December 31, 2002.

	Commitment:

	On October 4, 2002, the Company entered into a lease agreement which expires on October 31, 2009. The monthly rent starts from $3,494 for the first year and increases yearly to $4,063 in the last year. Future commitments under operating leases for the next five years ended June 30 are as follows:

                                      		    Operating Leases
				2003			   $  42,088
				2004			      43,063
				2005			      44,038
				2006			      45,013
				2007			      46,069
				Remaining after 5 yrs	      63,779
				Total minimum lease payment $284,050

	Rent expenses for the six month period ended June 30, 2003 was $21,044.

13.  	MERGER AGREEMENT

	ECC entered into an agreement to merge with Alliance Broadcasting Group, Inc. (ABG) on November 30, 2001. ABG did not have any assets and the surviving entity would be ABG, which changed its name to Emission Controls Corp. The purchase price for the ABG was $250,000, which is to be paid with $50,000 cash and 1,000,000 shares of the Company stock at $.20 per share and options to purchase additional 800,000 shares of the Company stock at $.01 per share to all ABG shareholders. The merger became effective February 15, 2002 when the Company filed the Articles of Merger in the state of Delaware. As a part of the merger transaction, the Company had a reversed stock split of ABG shares in the ratio of 1:300. Per the agreement, after the merger, the authorized share capital of the Company would be 10 million shares. 4 million shares shall be issued to the current shareholders of ECC and 1 million and 66,666 shares would be owned by previous owners of ABG.

	For accounting purposes, the transaction between ECC and ABG would be treated as a re-capitalization of the Company, with ABG as the legal acquirer (reverse acquisition), and the ECC as the accounting acquirer. Proforma financial statements are not presented, as there were no net assets or operations of ABG prior to merger.

14.	SUBSEQUENT EVENT

	Subsequent to June 30, 2003, the Company received and cancelled a total of 400,000 shares issued to directors during 2002.

	Of the 1,200,000 shares held in escrow as of December 31, 2002, 470,113 shares were returned and reissued to cash purchasers. The remaining 729,887 shares have been returned to the Company for cancellation.

	On August 14, 2003, the Company entered in an agreement to license its Natural Resource Fuel Reformer technology to an unrelated company. The terms of the agreement, contingent upon satisfactory completion of independent testing, call for a $50,000,000 license fee and a product fee equal to six percent of the net sales price of each unit sold.